August 1, 2008

Mail Stop 3561

Derek J. Kerr
Senior Vice President and Chief Financial Officer
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, AZ 85281

RE: US Airways Group, Inc. and US Airways, Inc.
**   File No. 001-08444 and 001-08442**
**   Form 10-K: For the Fiscal Year Ended December 31, 2007**

Dear Mr. Kerr:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Lyn Shenk
                                    Branch Chief